# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Knightscope, Inc., CIK 0001600983
CUSIP: 49907V201
Title of class of securities: Class A Common Stock, $0.001 Par Value per Share
Address of issuer's principal executive offices: 305 North Mathilda Avenue, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 02/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002129860

## Reporting persons
- Rose Eric James: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,724,418; shared voting power 0; sole dispositive power 1,724,418; shared dispositive power 0; aggregate amount beneficially owned 1,724,418 (10.7% of the class)

## Item 1. Issuer
Name of issuer: Knightscope, Inc.
Address of issuer's principal executive offices: 305 North Mathilda Avenue, Sunnyvale, California, 94085

## Item 2. Person Filing
Name of person filing: Eric James Rose (the "Reporting Person")
Address of principal business office or, if none, residence: 40 Clairedan Dr, Powell, Ohio 43065
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, the Reporting Person may be deemed the beneficial owner of 1,724,418 shares of Class A Common Stock.
Percent of class: As of the date hereof, the Reporting Person may be deemed the beneficial owner of approximately 10.7% of the shares of Class A Common Stock outstanding. The percentage set forth herein is calculated based on 16,071,148 shares of Class A Common Stock outstanding as of April 9, 2026, based on information received from the Issuer.
Sole power to vote or to direct the vote: 1,724,418
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,724,418
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Rose Eric James: /s/ Eric James Rose, Eric James Rose (04/16/2026)